Deutsche Investment Management Americas Inc.
                                    Two International Place
                                    Boston, Massachusetts 02110


                                    October 8, 2004

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington DC 20549


RE:      Scudder Variable Series II (the "Registrant"), File Nos. 33-11802 and
         811-5002


Dear Sir or Madam,

         On behalf of the Registrant, I am herewith filing a request to withdraw the filing of a Post-Effective Amendment to the Registration Statement regarding the following proposed new series of the Registrant: Scudder Mercury Large Cap Core Portfolio (the "Portfolio").

         The Registrant, on behalf of the Portfolio, filed on October 4, 2004, under Rule 485(a), Post-Effective Amendment No. 51 under the Securities Act of 1933 and Amendment No. 52 (the "Amendment") under the Investment Company Act of 1940 to the Registration Statement (Accession Number 0000088053-04-000055). The Amendment noted that Ernst & Young LLP would be acting as the Portfolio's independent registered accounting firm. The Registrant was recently informed that Ernst & Young LLP cannot accept the appointment to act in this capacity on behalf of the Portfolio. The Registrant therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act of 1933. No securities were sold pursuant to the filing of the Amendment.

         If you have any questions regarding this filing, please contact Paul Grasso at (617) 295-2588 or the undersigned at (617) 295-2565.


                                            Very truly yours,


                                            /S/Caroline Pearson
                                            --------------------------
                                            Caroline Pearson, Esq.
                                            Assistant Secretary,
                                            Scudder Variable Series II

cc:  Mr. Patrick Scott

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